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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 6)


                        NEW CENTURY FINANCIAL CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)



                                  64352 D 10 1
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                                 (CUSIP Number)



                               Lee R. Mitau, Esq.
                  Executive Vice President and General Counsel

                                  U.S. Bancorp
                                 U.S. Bank Place
                             601 Second Avenue South
                       Minneapolis, Minnesota, 55402-4302
                                 (612) 973-0363
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 20, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.



                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP NO. 64352D 10 1       SCHEDULE 13D, AMENDMENT NO. 6      PAGE 2 OF 5 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    U.S. Bancorp 41-0255900
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    4,124,400
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     4,124,400
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,124,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     HC
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CUSIP NO. 64352D 10 1       SCHEDULE 13D, AMENDMENT NO. 6      PAGE 3 OF 5 PAGES
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This Amendment No. 6 (the "Amendment") amends the statement on Schedule 13D filed by U.S. Bancorp with the Securities and Exchange Commission on December 4, 1998, as amended on January 7, 1999, May 12, 1999, August 3, 1999, May 8, 2000
and January 12, 2001 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

In particular, this amendment reflects the sale by U.S. Bancorp of 565,000 shares of Common Stock of New Century Financial Corporation.

ITEM 1.   SECURITY AND ISSUER.

          The title and class of shares to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of New Century Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 18400 Von Karman, Suite 1000, Irvine, California, 92612.

ITEM 2.   IDENTITY AND BACKGROUND.

          The information previously reported in this Item of the Statement with respect to U.S. Bancorp is incorporated by reference herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The information previously reported in this Item of the Statement with respect to the source of funds for U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

ITEM 4.   PURPOSE OF TRANSACTION.

          The information previously reported in this Item of the Statement with respect to the purpose of U.S. Bancorp's investment in securities of the Issuer is incorporated by reference herein.

          U.S. Bancorp currently intends to continue to reduce its equity interest in the Issuer over time, and may sell from time to time all or part of its holdings of the Issuer's equity securities in ordinary brokerage transactions, or in one or more public or private transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of November 15, 2001, based on U.S. Bancorp's ownership of (a) 20,000 shares of the Issuer's Series 1999A Convertible Preferred Stock and (b) 20,000 shares of the Issuer's Series 1998A Convertible Preferred Stock, U.S. Bancorp is deemed to be the beneficial owner of 4,124,400 shares (the "Shares") of the Issuer's Common Stock. These Shares represent approximately 16.78% of the Issuer's outstanding Common Stock (as such outstanding shares were reported by the Issuer as of October 31,
               2001).

               U.S. Bancorp may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of U.S. Bancorp ("Piper"), or employees of Piper have voting or


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CUSIP NO. 64352D 10 1       SCHEDULE 13D, AMENDMENT NO. 6      PAGE 4 OF 5 PAGES
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               investment discretion, or both ("Managed Accounts"). U.S. Bancorp and Piper disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. U.S. Bancorp and Piper may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading by Piper.

          (b) The Reporting Person has sole voting and dispositive power as to the Shares as described in paragraph (a) above, other than those shares held by Piper in ordinary course trading activities.

          (c) On November 20, 2001, U.S. Bancorp sold an aggregate of 565,000 shares of the Issuer's Common Stock at a price of $11.20 per share (for which U.S. Bancorp paid a commission of $0.125 per share) in open market transactions through an independent broker.

               Except for such transaction and any shares bought or sold by Piper in ordinary course trading activities neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of Reporting Person's executive officers or directors, has effected any transaction in the shares of the Issuer's Common Stock during the past sixty (60) days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein.



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CUSIP NO. 64352D 10 1       SCHEDULE 13D, AMENDMENT NO. 6      PAGE 5 OF 5 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2001
                                       U.S. BANCORP


                                       By: /s/ Lee R. Mitau
                                           -------------------------------------
                                            Lee R. Mitau
                                       Its: Executive Vice President and General
                                            Counsel